

October 22, 2020

Frederico Figueira de Chaves
Secretary
Fusion Fuel Green Limited
10 Earlsfort Terrace
Dublin 2, DO2 T380
Ireland

> **Re: Fusion Fuel Green Limited**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed October 9, 2020**
> **File No. 333-245052**

Dear Mr. Figueira de Chaves:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 2, 2020 letter.

Amendment No. 2 to Registration Statement on Form F-4

General

1. We note your response to prior comment 9, and reissue such comment. In that regard, we note your disclosure that the parties "have structured" the Transactions to take the form of an exchange, which subject to certain requirements, may qualify as a "reorganization," and your disclosure that no assurance can be given that the Internal Revenue Service or the courts "will agree" that the Merger qualifies as a tax-free reorganization. It appears that you have provided representations as to tax consequences of the Transactions, and such consequences appear to be material. Please file a tax opinion regarding the material tax consequences of the Transactions. See Item 601(b)(8) of Regulation S-K. If there is

uncertainty regarding the tax treatment of the Transactions, counsel's opinion may be qualified by the uncertainty but must discuss the degree of uncertainty. In the alternative, if you do not know the tax consequences of the Transactions, for example, if, in your view, there is an equal probability that the Transactions would be taxable, please revise to make this clear throughout your filing, including your Risk Factors section.

2. We have reviewed your response to prior comment 10, and reissue such comment. It appears that you have provided representations as to the tax consequences of the transactions and that such consequences may be material to an investor. Please file a tax opinion as an exhibit to the filing with respect to such tax consequences, or provide additional analysis as to why you do not believe the tax consequences are material to an investor. See Item 601(b)(8) of Regulation S-K. For guidance, refer to Section III.A.2 (including footnote 40) of Staff Legal Bulletin 19.

3. We note that the form of amended and restated warrant agreement filed as Exhibit 4.9.2 provides that Parent agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, "which jurisdiction shall be exclusive." We note also that Parent waives any objection to such "exclusive" jurisdiction. If this provision requires investors in this offering to bring any such action, proceeding or claim in the courts of the State of New York or the United States District Court for the Southern District of New York, please disclose such provision in your registration statement, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If the provision applies to actions arising under the Securities Act or Exchange Act, please also add related risk factor disclosure. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the provision in the warrant agreement states this clearly.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202) 551-3763 or Laura Nicholson, Special Counsel, at (202) 551-3584 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: David Feinberg